November 9, 2005



Mail Stop 4561


Mr. Jeffrey I. Dreben
CEO and President
CVF Technologies Corporation
8604 Main Street, Suite I
Williamsville, New York 14221

      RE:	CVF Technologies Corporation
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and
      June 30, 2005
      File No. 0-29266

Dear Mr. Dreben:

      We have reviewed your letter filed on October 20, 2005 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2004:

Audited Financial Statements

General

1. We note your supplemental response to comment 2 of our letter dated September 28, 2005. Please provide us with the following information:

* the relative contribution by investee for your Statements of Operations line item "income from equity investees" for 2003 and 2004;

* specifically identify each investee that does not provide you with audited financial statements; and





* for investees that do not provide you with audited financial statements tell us how you evaluate the internally generated financial statements when determining the appropriate valuation of your investment and their financial results included in your audited financial statements.

Note 3 - Summary of Significant Accounting Policies

(a) Principles of Consolidation, page F-15

2. We note your supplemental response to comment 4 of our letter dated September 28, 2005. As previously requested, please provide us with your comprehensive analysis for each investee company describing how you determined whether to consolidate, use the equity method, or use cost method of accounting as of each balance sheet date presented. In your analysis describe your level of involvement with each investee, including your determination of whether you exert significant influence or effective control over the investee.

3. Please tell us how you determined that separate audited
financial
statements were not required for each investee.  Refer to Rule 3-
09
of Regulation S-X.

Note 5 - Holdings, page F-25

4. We note your supplemental response to comment 5 of our letter dated September 28, 2005. In your response you state that as part of the new investment in SRE Controls by Ian Jamieson, all debt in the
Company, excluding $390,000 Cdn held by other shareholders of the Company, was converted into equity. Please tell us the entity to which you are referring to as "the Company." Tell us the amount of debt, the creditor and debtor, and conversion terms for the debt that was converted into equity.

5. Please tell us the entities that signed the Memorandum of Agreement that resulted in Ian Jamieson investing $500,000 Cdn in SRE
Controls. Tell us the dollar amount and nature of each of the investments you held in SRE Controls before this agreement was signed.

6. Please provide us with a copy of the Memorandum of Agreement or other contractual agreement that resulted in CVF "forgiving" 37.5% ownership in SRE.

7. In Exhibits 3 and 6 you state that the Special Rights Agreement allowed CVF, Coburn and Herner to vote as if the convertible debt was also converted into Biorem shares. Please tell us the nature, amount, and conversion terms of the debt convertible into Biorem shares.



8. In Exhibits 3 and 6 you state that you transferred 298,296 of Biorem shares to Ian Jamieson with respect to CVF`s note payable. Please tell us the amount of the note payable due to Ian Jamieson before and after this transfer. Provide us with the journal entry used to record the transfer.

9. Please tell us how you determined the "gain on sale of equity in subsidiary" and "gain on sale of Biorem" for 2004 as reported on your
Statements of Operations. Provide us with the supporting calculations and journal entries used to record these transactions that reconciles with the amounts as presented in your financial statements.

Note 7 - Long-term Debt, page F-30

10. Please tell us the name of the officer and director of SRE to which CVF was indebted at December 31, 2003. Tell us when and with what consideration the loans to SRE director and officer were repaid during 2004.

11. Please tell us the name of the employee and director of Biorem to which CVF was indebted at December 31, 2003. Tell us when and with what consideration the loans to the director and employee were repaid during 2004.

* * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have any questions.


Sincerely,



Joyce Sweeney
Accounting Branch Chief

Mr. Jeffrey I. Dreben
CVF Technologies Corporation
November 9, 2005
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